The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale thereof is not permitted.

Subject to completion

Preliminary Prospectus Supplement dated September 4, 2008

Prospectus Supplement

(To prospectus dated September 4, 2008)

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-132434

20,000,000 Shares

Class A common stock

We are offering 20,000,000 shares of our Class A common stock. An entity controlled by Mr. Don Tyson, our director and former Chairman, has indicated that it intends to purchase 3,000,000 shares of Class A common stock in this offering.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “TSN.” On September 3, 2008, the last reported sale price of our Class A common stock on the New York Stock Exchange was $15.18 per share.

Concurrently with this offering of Class A common stock, we are offering $450 million aggregate principal amount of our     % convertible senior notes due 2013 (or up to $517.5 million aggregate principal amount of notes if the underwriters exercise their option to purchase additional notes to cover over-allotments, if any) pursuant to a separate prospectus supplement and accompanying prospectus. This Class A common stock offering is not contingent upon the notes offering, and the notes offering is not contingent upon this Class A common stock offering.

Investing in our Class A common stock involves risks, including those described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement and the “Risk Factors” section beginning on page 7 of our Annual Report on Form 10-K for the fiscal year ended September 29, 2007, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional 3,000,000 shares of our Class A common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             million, and our total proceeds, before expenses, will be $             million.

The underwriters expect to deliver the Class A common stock on or about September             , 2008.

Joint Book-Running Managers

J.P. Morgan	Merrill Lynch & Co.

The date of this prospectus supplement is September     , 2008.

Prospectus supplement

Prospectus

Where you can find more information	2

Incorporation of certain documents by reference	2

Forward-looking statements	3

Legal matters	4

Experts	4

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page 2 of the accompanying prospectus before investing in our Class A common stock.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or which we or the underwriters provide to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, in this prospectus supplement the words “the Company,” “Tyson,” “we,” “us,” and “our” refer to Tyson Foods, Inc. and not to any of its subsidiaries.

i

Summary

This summary highlights selected information contained elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors,” documents incorporated by reference in this prospectus supplement and the accompanying prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our company

Founded in 1935, we are the world’s largest meat protein company and the second-largest food production company in the Fortune 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Our operations are conducted in four segments: Chicken, Beef, Pork and Prepared Foods. Some of the key factors influencing our business are customer demand for our products, the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace, accessibility of international markets, market prices for our products, the cost of live cattle and hogs, raw materials and grain, and operating efficiencies of our facilities.

We operate a fully vertically integrated poultry production process. Our integrated operations consist of breeding stock, contract growers, feed production, processing, further-processing, marketing and transportation of chicken and related allied products, including animal and pet food ingredients. Through our wholly-owned subsidiary, Cobb-Vantress, Inc., we are the number one poultry breeding stock supplier in the world, supplying Tyson as well as a number of other poultry production companies. Investing in breeding stock research and development allows us to breed into our flocks the natural characteristics found to be most desirable.

We also process live fed cattle and hogs and fabricate dressed beef and pork carcasses into primal and sub-primal meat cuts, case ready beef and pork and fully-cooked meats. In addition, we derive value from allied products such as hides and variety meats sold to further processors and others.

We produce a wide range of fresh, value-added, frozen and refrigerated food products. Our products are marketed and sold primarily by our sales staff to national and regional grocery retailers, regional grocery wholesalers, meat distributors, warehouse club stores, military commissaries, industrial food processing companies, national and regional chain restaurants or their distributors, international export companies and domestic distributors who serve restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Additionally, sales to the military and a portion of sales to international markets are made through independent brokers and trading companies.

Competitive strengths

We believe our competitive strengths will enable us to expand our position as a global leader in the protein sector.

Scale and leading market positions across the chicken, beef and pork industries.    We are the largest producer and marketer of chicken, beef and pork. By volume in the United States, as of June 28, 2008, we held the #2 position in poultry, the #2 position in beef and the #2 position in pork. Global protein demand is strong, and we believe it will continue to expand consistent with rising standards of living and a growing middle class in highly populated areas around the world. As the world’s leading protein provider, we are well-positioned to serve this growing demand.

Diversified business model.    Our business model is diversified across three proteins, all major distribution channels, various types of products and geographies of production and distribution. Our diversification can help reduce the impact from volatility in market fundamentals affecting specific segment performance in each protein. We also understand consumer needs and trends and are able to provide them the products they desire, from the most basic protein to fully-prepared meals, whether eaten at home or away from home.

•

Retail—The Tyson™ brand is one of the most recognized brands in the United States retail channel, and our products can be found in major grocery chains, wholesale club stores, convenience stores, drugstore chains and military commissaries.

•

Foodservice—We are a leading protein provider to major national chains, including quick service restaurants and casual, mid-scale and fine dining establishments. We also supply broadline distributors and on-site foodservice venues, including hospitals and school cafeterias.

•

Products—We are a value-added food company with a commodity base; therefore, we manufacture products ranging from commodity boxed beef and pork and bulk-pack chicken to highly customized specialty foods. Tyson is a leading supplier of pizza crusts as well as pepperoni, sausage and beef toppings to national pizza chains and retail frozen pizza manufacturers. We are a leader in soups, sauces and side dishes for the foodservice industry, and we are one of the largest tortilla manufacturers in the United States.

In addition to the Tyson™ brand, we have several other strong brands for our bacon and deli meats businesses including Wright™, Wilson™, Russer™ and Corn King™. We also manufacture products for our leading customers’ in-house, or private label, brands.

•	Geographical—We export protein to more than 80 countries and have in-country operations in the United States, Mexico, China, Argentina, Brazil and India, among others.

Culture of product innovation.    We have a long history of developing and marketing products that appeal to customers and consumers’ demand for delicious, healthful and convenient food. This strength derives from proprietary consumer insights complemented by our customers and our own culinary and food manufacturing expertise. Our extensive Research & Development capabilities enable us to create food products which possess the flavor profiles, nutritional characteristics and ease of preparation attributes that our customers and consumers desire.

Senior executive officers with significant experience in the protein industry.    We have one of the most experienced senior management teams in the protein industry. Our senior executive officers’ experience in the protein industry has spanned disparate product and market cycles and regulatory regimes.

The Tyson strategy

Our primary objectives are to capitalize on current market conditions and build on our competitive strengths to enhance our position as a global leader.

Growth through innovation and insight.    Tyson led the move to add value to chicken in the 1970s and 1980s. We are building on this history through further investment in assets and activities with the goals of helping our customers grow their businesses and increasing our revenue.

In February 2007, we opened the Tyson Discovery Center, a state-of-the-art product development facility that enhances our ability to partner with our foodservice and retail customers. With 19 test kitchens, sensory panel and focus group areas, a packaging lab and a pilot plant USDA certified for chicken, beef and pork, the Discovery Center has greatly improved our speed-to-market as well as customer collaboration. Located at our world headquarters in Springdale, Arkansas, the Discovery Center is often a destination for leaders of major retail and foodservice operations, who see first hand the benefits of our facilities and the value Tyson can bring to their businesses.

International growth through exports and in-country production.    Our global distribution network and international infrastructure have enabled us to develop extensive local market knowledge and have helped facilitate new strategic investments. In February 2008, we announced the formation of a joint venture with Jiangsu Jinghai Poultry Industry Group to grow and process chicken to serve eastern China. In June 2008, we announced the purchase of a 51% stake in Godrej Foods, Ltd., a leading agribusiness enterprise in India. In July 2008, we signed an agreement to acquire a controlling stake in Shandong Xinchang Group, a Chinese poultry producer. We are currently pursuing opportunities for further global expansion.

Growth in new markets through renewable products.    The primary platform for our renewable products initiative is energy. Through Dynamic Fuels LLC, a 50/50 joint venture with Syntroleum Corp., we plan to turn inedible fats, greases and oils into synthetic renewable diesel. We also have an alliance with ConocoPhillips in which we supply high-grade animal fats which are converted into renewable diesel. In other platforms, we have the potential to derive value through the development and manufacturing of pet products, nutraceuticals such as collagen and protein supplements and biotech applications including health and beauty products and super absorbent materials.

Improved profitability through efficiencies.    During our 2006 fiscal year, we implemented programs to improve profitability by reducing costs and streamlining processes throughout our business, with a particular focus on the beef and pork businesses. We estimate these initiatives have resulted in cost savings of more than $250 million in fiscal 2007. Based on these and other proactive steps taken by management, we believe our operating margins in our beef and pork businesses are currently among the best in the industry, and we are now working on further streamlining our chicken segment operations.

Recent developments

We are currently negotiating an amendment to our Amended and Restated Five-Year Revolving Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, the administrative agent, and the other lenders party to the Credit Agreement. The amendment is expected to modify certain covenants of the Credit Agreement to, among other things, provide for the upcoming sale of our Canadian beef processing operations and the offerings described in this prospectus supplement. We have agreed to include as part of the Credit Agreement amendment the requirement that certain of our material subsidiaries provide guarantees and that Tyson and such subsidiaries pledge certain of their assets to secure our performance under the Credit Agreement. At present, our obligations under the Credit Agreement are guaranteed by Tyson Fresh Meats, Inc., our largest subsidiary, but are not otherwise guaranteed or secured. We expect the amendment to be finalized prior to the end of the current fiscal year.

As of September 3, 2008, Standard & Poor’s Rating Services (“S&P”) assigned to us a corporate family rating of “BBB-” (and on CreditWatch with negative implications), and Moody’s Investors Service (“Moody’s”) assigned to us a corporate family rating of “Ba1” (and under review for downgrade). There can be no assurance as to the actions that may be taken by S&P or Moody’s (or any other ratings agency), the timing of any such actions or the ratings which are assigned to us by such agencies.

Corporate information

Tyson Foods, Inc. commenced business in 1935, was incorporated in Arkansas in 1947, and was reincorporated in Delaware in 1986.

Our principal executive offices are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Our telephone number is (479) 290-4000. Our website is www.tyson.com. Information on our website is not part of this prospectus supplement.

The offering

Issuer	Tyson Foods, Inc., a Delaware corporation

Class A Common Stock Offered	20,000,000 shares

Common Stock to be Outstanding After this Offering (excluding treasury shares)

Class A	304,975,852 shares
Class B	70,021,155 shares
Total	374,997,007 shares

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full). The underwriters have agreed to reimburse certain of our offering expenses. We intend to apply the net proceeds from this offering, together with the net proceeds from the concurrent notes offering described below, as follows:

•	towards the repayment of our borrowings under our accounts receivable securitization; and

•	for other general corporate purposes.

NYSE Trading Symbol	Our Class A common stock is listed on the New York Stock Exchange under the symbol “TSN.”

Certain U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Class A common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain U.S. Federal Income Tax Considerations.”

Risk Factors	See “Risk Factors” beginning on page S-8 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in the Class A common stock.

The number of shares of our Class A common stock to be outstanding immediately after this offering is based on 284,975,852 shares (excluding treasury shares) outstanding as of August 29, 2008, and excludes:

•	17,861,008 shares of our Class A common stock issuable upon exercise of options and restricted stock units, outstanding as of August 29, 2008;

•	24,993,452 shares of our Class A common stock available for future grant under our existing equity incentive plans as of August 29, 2008; and

•	3,000,000 shares of our Class A common stock that may be purchased by the underwriters to cover over-allotments.

Holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Each share of Class B common stock is convertible into one fully paid and nonassessable share of Class A common stock.

Concurrent notes offering

Concurrently with this offering, we are offering $450 million aggregate principal amount of             % convertible senior notes due 2013 (or up to $517.5 million aggregate principal amount of notes if the underwriters therefor exercise their over-allotment option in full) pursuant to a separate prospectus supplement. This Class A common stock offering is not contingent upon the notes offering, and the notes offering is not contingent upon this Class A common stock offering. We expect to raise approximately $             million in aggregate gross proceeds from the two offerings. However, amounts sold in each offering may increase or decrease based on market conditions relating to a particular security. We can not assure you that we will complete the concurrent notes offering. See “Concurrent Notes Offering.”

Unless we specifically state otherwise, the information in this prospectus supplement assumes the completion of the concurrent notes offering and that the underwriters for the notes offering do not exercise their over-allotment option to purchase additional notes and that the underwriters for this offering of Class A common stock do not exercise their over-allotment option to purchase additional shares of Class A common stock.

Summary consolidated financial information

The following summary information is derived from the financial statements we have incorporated by reference into the accompanying prospectus. You should read it together with our historical consolidated financial statements and the related notes incorporated by reference into the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

	Nine months		Fiscal years
in millions, except per share data	June 28, 2008	June 30, 2007	2007	2006	2005

	(unaudited)

Summary of Operations
Sales	$19,661	$19,155	$25,729	$24,589	$24,801
Cost of sales	18,772	18,032	24,300	23,639	23,179

	889	1,123	1,429	950	1,622

Selling, general and administrative	660	610	814	930	920
Other charges	36	2	2	70	47

Operating income (loss)	193	511	613	(50)	655

Other (income) expense:
Interest income	(7)	(6)	(8)	(30)	(10)
Interest expense	159	176	232	268	237
Other, net	(24)	(11)	(21)	(20)	(13)

Income (loss) from continuing operations before income taxes	65	352	410	(268)	441
Income tax expense (benefit)	24	117	142	(94)	127

Income (loss) from continuing operations	41	235	268	(174)	314
Income (loss) from discontinued operation, net of tax	(3)	1	—	(17)	58

Income (loss) before cumulative effect of change in accounting principle	38	236	268	(191)	372
Cumulative effect of change in accounting principle, net of tax	—	—	—	(5)	—

Net income (loss)	$ 38	$ 236	$ 268	$ (196)	$ 372

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$ 0.12	$ 0.66	$ 0.75	$ (0.51)	$ 0.88
Income (loss) from discontinued operation	(0.01)	—	—	(0.05)	0.16
Cumulative effect of change in accounting principle	—	—	—	(0.02)	—
Net earnings (loss)	$ 0.11	$ 0.66	$ 0.75	$ (0.58)	$ 1.04

Balance Sheet Data
Total assets	$10,648	$10,316	$10,227	$11,121	$10,504
Total debt	3,078	2,977	2,779	3,979	2,995
Shareholders’ equity	4,775	4,683	4,731	4,440	4,671

Other Key Financial Measures
Depreciation and amortization	$ 374	$ 386	$ 514	$ 517	$ 501
Capital expenditures	330	164	285	531	571

Risk factors

Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to purchase our Class A common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 29, 2007, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our Class A common stock could decline, and you may lose all or part of your investment in our Class A common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in the accompanying prospectus.

Risks related to the Class A common stock

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2007 and September 3, 2008, the trading price of our Class A common stock on the New York Stock Exchange has ranged from a low of $12.81 per share to a high of $24.32 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our Class A common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	investor perceptions of us and the industry and markets in which we operate;

•	our dividend policy;

•	future sales of equity or equity-related securities;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our Class A common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline, and you may be unable to resell your shares of our Class A common stock at or above the offering price.

Future sales of shares of our Class A common stock may depress its market price.

Sales of substantial numbers of additional shares of Class A common stock, including shares of Class A common stock underlying the notes and shares issuable upon exercise of outstanding options, restricted stock units or warrants, as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our Class A common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our Class A common stock could also be affected by possible sales of our Class A common stock by investors who view the notes being offered in the concurrent notes offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our Class A common stock.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other shareholdings.

After this offering, we will have an aggregate of              shares of Class A common stock authorized but unissued and not reserved for issuance under our option and compensation plans. Subject to certain volume limitations imposed by the New York Stock Exchange, we may issue all of these shares without any action or approval by our stockholders, including, without limitation, in connection with certain acquisitions. Any shares issued in connection with these activities, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full). In addition, we estimate that the net proceeds from the concurrent notes offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full). The underwriters have agreed to reimburse certain of our offering expenses.

We intend to apply the net proceeds from this offering, together with the net proceeds from the concurrent notes offering, towards the repayment of borrowings under our accounts receivable securitization and for other general corporate purposes which may include, without limitation, acquisitions, strategic investments and initiatives to grow our business. Borrowings under the accounts receivable securitization had an effective interest rate of 3.59% as of August 29, 2008. The facility expires on August 5, 2009. An affiliate of J.P. Morgan Securities Inc. provides a portion of the commitments related to our accounts receivable securitization facility.

Our management will retain broad discretion over the use of proceeds, and we may ultimately use the proceeds for different purposes than what we currently intend. Pending any specific application, the net proceeds from the offering may be invested in short-term marketable securities.

Price range of Class A common stock and dividends

Our Class A common stock is traded on the New York Stock Exchange under the symbol “TSN.” No public trading market currently exists for the Class B common stock. Cash dividends cannot be paid to holders of Class B common stock unless they are simultaneously paid to holders of the Class A common stock. The per share amount of the cash dividend paid to holders of Class B common stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A common stock. The Company has paid uninterrupted quarterly dividends on its common stock each year since 1977 and expects to continue its cash dividend policy. In both fiscal 2007 and 2006, the annual dividend rate for Class A common stock was $0.16 per share and the annual dividend rate for Class B common stock was $0.144 per share.

The following table sets forth, for the periods indicated, the high and low sales prices of our Class A common stock and per share dividends paid for the Class A common stock and the Class B common stock.

	Class A common stock price range		Dividends paid per share
	High	Low	Class A	Class B

Fiscal Year 2008:
First Quarter	$ 18.79	$ 13.50	$0.04	$0.036
Second Quarter	17.44	12.81	0.04	0.036
Third Quarter	19.50	13.10	0.04	0.036
Fourth Quarter, through September 3, 2008	18.40	14.08	(a)	(a)

Fiscal Year 2007:
First Quarter	$ 17.09	$ 14.10	$0.04	$0.036
Second Quarter	19.56	15.67	0.04	0.036
Third Quarter	24.32	19.32	0.04	0.036
Fourth Quarter	24.04	17.79	0.04	0.036

Fiscal Year 2006:
First Quarter	$ 19.50	$ 15.70	$0.04	$0.036
Second Quarter	17.08	12.57	0.04	0.036
Third Quarter	17.33	12.75	0.04	0.036
Fourth Quarter	16.70	13.05	0.04	0.036

(a)	A $0.04 Class A dividend per share and a $0.036 Class B dividend per share are scheduled to be paid on September 15, 2008 to holders of record as of September 1, 2008.

On September 3, 2008, the closing price of our Class A common stock on the New York Stock Exchange was $15.18 per share. There were approximately 34,000 holders of record of our Class A common stock as of September 3, 2008.

Ratio of earnings to fixed charges

The following table sets forth the ratio of earnings to fixed charges for the Company for each year in the five year period ended September 29, 2007, and for the nine months ended June 28, 2008. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest). “Fixed charges” consist of (i) interest on indebtedness, whether expensed or capitalized, but excluding interest to fifty-percent-or-less-owned subsidiaries, (ii) the Company’s proportionate share of interest of fifty-percent-or-less-owned subsidiaries, (iii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iv) amortization of debt discount and expense.

	Fiscal years
Nine months ended June 28, 2008	2007	2006		2005	2004	2003

1.34	2.48	(a	)	2.58	2.44	2.41

(a)	In fiscal 2006, our earnings were deficient to cover our fixed charges by $273 million.

Capitalization

The following table sets forth our cash position and capitalization as of June 28, 2008:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the issuance and sale of 20,000,000 shares of our Class A common stock in this offering at an assumed public offering price of $15.18 per share (which was the closing price on September 3, 2008), after deducting the underwriting discounts and commissions and before estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares) and (ii) the use of the net proceeds from this offering towards the repayment of our borrowings under our accounts receivable securitization as set forth under “Use of proceeds”; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of $450 million aggregate principal amount of             % convertible senior notes due 2013 in the concurrent notes offering, after deducting the underwriting discounts and commissions and before estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option to purchase additional notes), (ii) the use of a portion of the proceeds from the concurrent notes offering to fund the cost of the convertible note hedge, (iii) the sale of warrants and (iv) the use of the net proceeds from this offering and the notes offering towards the repayment of our borrowings under the accounts receivable securitization as set forth under “Use of proceeds.”

This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

	As of June 28, 2008
	(unaudited)
($ in millions, except par value)	Actual	As adjusted	Pro forma as adjusted

Cash and cash equivalents	$ 55	$ 55

Short-term debt:
Accounts receivable securitization	$ 295	$ 4	$ —
Lakeside term loan	25	25	25
Other	33	33	33

Total short-term debt	$ 353	$ 62	$ 58

Long-term debt:
Senior notes and notes	$2,400	$2,400	$2,400
Accounts receivable securitization	296	296	—
Other	29	29	29
Convertible notes offered concurrently	—	—	450

Total long-term debt	$2,725	$2,725	$2,879

Total debt	$3,078	$2,787	$2,937

Shareholders’ equity:

Common stock ($0.10 par value):
Class A—authorized 900 million shares; issued 300 million actual; 320 million as adjusted and pro forma as adjusted	$ 30	$ 32	$ 32
Class B—authorized 900 million shares; issued 70 million shares	7	7	7
Capital in excess of par value	1,901	2,190
Retained earnings	2,972	2,972	2,972
Accumulated other comprehensive income	99	99	99
Less treasury stock, at cost—15 million shares	(234)	(234)	(234)

Total shareholders’ equity	$4,775	$5,066

Total capitalization	$7,853	$7,853

Concurrent notes offering

Concurrently with this offering, we are offering $450 million aggregate principal amount of             % convertible senior notes due 2013 (or a total of $517.5 million aggregate principal amount of notes if the underwriters therefor exercise their over-allotment option to purchase additional notes in full) pursuant to a separate prospectus supplement. This Class A common stock offering is not contingent upon the notes offering, and the notes offering is not contingent upon this Class A common stock offering. We expect to raise approximately $             million in aggregate gross proceeds from the two offerings. However, amounts sold in each offering may increase or decrease based on market conditions relating to a particular security. We can not assure you that we will complete the concurrent notes offering.

The notes will be our senior unsecured obligations and pay interest semi-annually at a rate of             % per annum. Holders may convert their notes at their option prior to the close of business on the business day immediately preceding July 15, 2013 only under the following circumstances: (1) during any fiscal quarter commencing after December 27, 2008, if the last reported sale price of the Class A common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price (as defined in the prospectus supplement relating to the notes) per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate events. On and after July 15, 2013, until the close of business on the second business day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will deliver cash up to the aggregate principal amount of the notes to be converted and shares of our Class A common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The conversion rate will initially be              shares of Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $             per share of Class A common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances. We may not redeem the notes prior to the maturity date of the notes. If we undergo a “fundamental change” (as defined in the prospectus supplement relating to the notes), subject to certain conditions, holders will have the option to require us to purchase all or any portion of their notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

In order to reduce potential dilution from the conversion of the notes, we expect to use a portion of the proceeds from the convertible notes offering to fund the cost of a convertible note hedge we expect to enter into with counterparties which are affiliates of certain underwriters of the notes. We also intend to enter into warrant transactions with these counterparties. These counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the Class A common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the value of the Class A common stock.

In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock or by selling or purchasing our Class A common stock in secondary market transactions following the pricing of the notes, which could adversely impact the price of our Class A common stock or could have the effect of increasing or preventing a decline in the value of our Class A common stock.

Description of common stock

Set forth below is a summary description of the material terms of our capital stock. The summary does not purport to be complete and such statements are qualified in their entirety by reference to our Restated Certificate of Incorporation, which is incorporated by reference into the registration statement of which this prospectus supplement forms a part as Exhibit 3.1.

We currently have issued and outstanding two classes of capital stock, Class A common stock, par value $0.10 per share, and Class B common stock, par value $0.10 per share. Our Restated Certificate of Incorporation authorizes the issuance of up to 900 million shares of each of Class A common stock and Class B common stock. The holders of Class A common stock are entitled to one (1) vote, and the holders of Class B common stock are entitled to ten (10) votes, for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as required by law, holders of Class A common stock and Class B common stock vote together as a single class; provided, however, that holders of Class A common stock and Class B common stock vote separately as a class with respect to the issuance of additional shares of Class B common stock (except in connection with stock splits and stock dividends). Holders of Class A common stock and holders of Class B common stock do not have cumulative voting rights. Holders of Class A common stock and Class B common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company as may be determined by our board of directors out of any funds legally available therefor; provided, however, that no cash dividend may be paid on Class B common stock unless a cash dividend is simultaneously paid on Class A common stock, and the per share amount of the cash dividend paid on Class B common stock cannot exceed 90% of the per share cash dividend simultaneously paid on Class A common stock. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions, such distributions or divisions will be in the same proportion with respect to each class of stock, but only shares of Class A common stock will be distributed with respect to Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In the case of any combination or reclassification of Class A common stock, the shares of Class B common stock will also be combined or reclassified so that the relationship between the number of shares of Class B common stock and Class A common stock outstanding immediately following such combination or reclassification will be the same as the relationship between Class B common stock and Class A common stock immediately prior to such combination or reclassification.

Upon liquidation of the Company, the holders of Class A common stock and Class B common stock share ratably in the assets, if any, remaining after payment of all debts and liabilities of the Company; provided that a merger or consolidation of the Company with or into any other corporation or a sale or conveyance of all or any part of the assets of the Company (which does not in fact result in the liquidation of the Company and the distribution of assets to our stockholders) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company. Such holders do not have preemptive, conversion or redemption rights, except that each holder of Class B common stock may, at such holder’s option, and upon written notice to the Company, convert each share of Class B common stock into one (1) fully paid and nonassessable share of Class A common stock.

Article Fourth of our Restated Certificate of Incorporation provides that the holders of the outstanding shares of Class B common stock may waive or suspend (i) certain of their rights to convert their shares of Class B common stock into shares of Class A common stock on a share-for-share basis or as provided in such stock certificates and (ii) the Company’s obligation imposed by a covenant contained in such Article to reserve and keep available for issuance shares of Class A common stock sufficient to provide for any such conversion of all outstanding shares of Class B common stock.

Certain U.S. federal income tax considerations

The following is a summary of the anticipated U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class A common stock. This summary addresses only the U.S. federal income tax considerations relevant to holders of our Class A common stock who are initial purchasers of our Class A common stock and that will hold the Class A common stock as capital assets.

This description does not address tax considerations applicable to holders that may be subject to certain special U.S. federal income tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	certain former citizens or long-term residents of the United States,

•	persons that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants,

•

persons that will hold shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of “synthetic security” or other integrated transaction for U.S. federal income tax purposes, or

•	U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar.

Holders of our Class A common stock who are in any of the above categories should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our Class A common stock, as the U.S. federal income tax consequences for persons in the above categories relating to the purchase, ownership, and disposition of the Class A common stock may be significantly different than as described below. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences, or any U.S. state or local tax consequences, of the purchase, ownership and disposition of our Class A common stock.

This summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the purchase, ownership and disposition of our Class A common stock. Prospective purchasers of our Class A common stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of purchasing, owning or disposing of our Class A common stock.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”) proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common stock that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States,

•

corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our Class A common stock.

Distributions on common stock

General taxation of distributions

A U.S. Holder that receives a distribution with respect to our Class A common stock, including a constructive distribution, of cash or property, generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current and accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our Class A common stock and thereafter as gain from the sale or exchange of Class A common stock. (See “Sale or exchange of common stock” below). Dividends received on Class A common stock generally will be eligible for the “dividends received deduction” available to corporate U.S. Holders.

Reduced tax rates for certain dividends

For taxable years beginning before January 1, 2011, a dividend paid by us generally will be eligible to be taxed at the preferential tax rates applicable to long-term capital gains if the U.S. Holder receiving such dividend is an individual, estate, or trust and meets certain qualifications.

Sale or exchange of common stock

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our Class A common stock in an amount equal to the difference, if any, between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in our Class A common stock. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Class A common stock is held for more than one year. Preferential tax rates presently apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are presently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Backup withholding tax and information reporting requirements

Unless a holder of Class A common stock is a corporation or other exempt recipient, payments to certain holders of Class A common stock of dividends or the proceeds of the sale or other disposition of our Class A common stock that are made within the United States or through certain United States-related financial intermediaries may be subject to information reporting. Such payments may also be subject to U.S. federal backup withholding tax, currently at a rate of twenty-eight percent (28%), if the holder of our Class A common stock fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a holder of Class A common stock under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A “non-U.S. Holder” means a beneficial owner of our Class A common stock (other than a partnership) that is not a U.S. Holder.

Dividends

In the event that we pay dividends, dividends paid to a non-U.S. Holder of our Class A common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. Holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury Regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

Any gain realized on the disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder;

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We do not believe that we are, and do not expect to become, a “United States real property holding corporation” (“USRPHC”), for U.S. federal income tax purposes. In the event that, during the shorter of the five-year period preceding the date of disposition or the holder’s holding period, we are, or become, a USRPHC, then any gain recognized by a non-U.S. Holder on the sale or other disposition of our Class A common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at applicable graduated U.S. federal income tax rates, and to the branch profits tax discussed above, if such non-U.S. Holder owns directly or indirectly more than 5% of our Class A common stock at any time during the applicable period, or if our Class A common stock is not considered to be “regularly traded on an established securities market.” If our common stock is not considered to be “regularly traded on an established securities market,” a non-U.S. Holder could also be subject to a 10% withholding tax imposed on the gross proceeds realized with respect to the sale or other disposition of our Class A common stock.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption from back-up withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption from such requirements.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Underwriting

We intend to offer the shares through the underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	20,000,000

The underwriters have agreed to purchase all of the shares sold pursuant to the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

An entity controlled by Mr. Don Tyson, our director and former Chairman, has indicated that it intends to purchase 3,000,000 shares of Class A common stock in this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per share	Without option	With option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated to be $             and are payable by us. The underwriters have agreed to reimburse certain of our offering expenses.

Over-allotment option

We have granted an option to the underwriters to purchase up to 3,000,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No sales of similar securities

We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Notwithstanding the foregoing, the lockup provision shall not prohibit our officers and directors from effecting (1) any acquisition of shares of common stock, restricted or otherwise, stock options, stock units and performance shares from us pursuant to any of our existing employee benefit plans or director compensation plans, (2) any acquisition of shares of common stock issued by us to our officers and directors upon the exercise of stock options outstanding on the date of this prospectus supplement or the vesting or conversion of restricted stock, stock units and performance shares outstanding on the date of this prospectus supplement (and any corresponding sales of common stock the proceeds of which will be used to cover the tax liability resulting from any such vesting) under our existing employee benefit plans or director compensation plans, and (3) subject to the conditions in clauses (i), (ii) and (iii) below, a transfer of shares of common stock or options to purchase shares of common stock without the prior written consent of the representatives, provided that, in the case of this clause (3), (A) each representative receives a signed lockup agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, (B) such transfers are not required to be reported in any public report or filing with the SEC, or otherwise and (C) such officer or director does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts; or

(ii)	to any trust, partnership or limited liability company the beneficiaries of which are such officer or director or a member of the immediate family of such officer or director, including grandchildren; or

(iii)	which occurs by operation of law, such as the rules of intestate succession.

Price stabilization and short positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the shares. Such transactions consist of bids or purchases to peg, fix or maintain the price of the shares.

If the underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the Class A common stock to stabilize the price or to reduce a short position could cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic offer, sale and distribution of securities

In connection with the offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web sites maintained by the representatives. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the representatives’ web sites is not part of this prospectus supplement or the accompanying prospectus.

Other relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of certain of the underwriters are lenders under our Five-Year Revolving Credit Agreement, dated September 28, 2005 and our Three-Year Term Loan Agreement, dated September 28, 2005. An affiliate of J.P. Morgan Securities Inc. serves as the administrative agent under our Amended and Restated Receivables Transfer Agreement, dated August 16, 2002. An affiliate of J.P. Morgan Securities Inc. provides a portion of the commitments related to our accounts receivable securitization facility.

Selling restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

New York Stock Exchange listing

Our shares of Class A common stock are listed on the New York Stock Exchange under the trading symbol “TSN.”

Transfer agent

The transfer agent and registrar for our Class A common stock is Computershare.

Legal matters

The validity of the shares of Class A common stock offered hereby and certain other legal matters will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Prospectus

Tyson Foods, Inc.

Convertible Senior Notes

Class A Common Stock

We will provide specific terms of any offering of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest. Our Class A Common Stock is listed on the New York Stock Exchange and trades under the symbol “TSN.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

You should carefully consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before you invest in any of our securities.

The date of this prospectus is September 4, 2008.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Class A Common Stock is listed and traded on the New York Stock Exchange, or “NYSE.” You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including certain SEC filings, is also available at our Internet site at http://ir.tysonfoodsinc.com. However, the information on our Internet site is not a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated or deemed to be incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended September 29, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended December 29, 2007, March 29, 2008 and June 28, 2008;

•

Current Reports on Form 8-K filed on October 4, 2007, October 12, 2007, January 18, 2008, January 28, 2008 (except information furnished under Items 2.02 and 9.01), May 13, 2008, June 11, 2008, August 11, 2008 and September 4, 2008; and

•

The description of our Class A Common Stock contained in the Company’s Registration Statement on Form 8-A filed with the SEC on October 14, 1997, including any amendment or report filed for the purpose of updating such description.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Investor Relations Department

Tyson Foods, Inc.

P.O. Box 2020

Springdale, AR 72765-2020

(479) 290-5410

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FORWARD-LOOKING STATEMENTS

This prospectus, any related prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein and therein may contain forward-looking statements with respect to our current views and estimates of future economic circumstances, industry conditions in domestic and international markets, our performance and financial results, including, without limitation, debt-levels, return on invested capital, value-added product growth, capital expenditures, tax rates, access to foreign markets and dividend policy. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company’s actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from the anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, the supply and pricing of competing products and alternative proteins and the demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock owned by the Company, the availability of livestock for purchase by the Company, consumer perception of certain protein products or the Company’s ability to access certain domestic and foreign markets; (vii) changes in the availability and relative costs of labor and contract growers and the ability of the Company to maintain good relationships with employees, labor unions, contract growers and independent producers providing livestock to the Company; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and the Company’s ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or the loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) the ability of the Company to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. “Risk Factors” included in the Company’s Annual Report filed on Form 10-K for the year ended September 29, 2007.

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LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities and certain other matters will be passed upon for us by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedule of the Company appearing in the Company’s Current Report on Form 8-K filed on September 4, 2008, and the effectiveness of the Company’s internal control over financial reporting as of September 29, 2007, appearing in the Company’s Annual Report on Form 10-K for the year ended September 29, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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20,000,000 Shares

Class A common stock

Prospectus Supplement

Joint book-running managers

J.P. Morgan	Merrill Lynch & Co.

September     , 2008